Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed SEC Mail Processing Section NOV 25 2013 Washington DC 404	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   100 South Wacker Drive, Suite 200, Chicago, IL 60606
3. Provide the applicant's mailing address (if different):
   11 Wall Street, New York, NY 10005

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2013
DIVISION OF TRADING & MARKETS


13035758

4. Provide the applicant's business telephone and facsimile number:
   (212)656-2039 (Telephone) (212)656-8101 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Janet McGinness (Name) Secretary (Title) (212) 656-2039 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Janet McGinness
   NYSE Euronext Holdings LLC
   11 Wall Street, New York, NY 10005
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 12/21/72 (b) State/Country of formation: Delaware
   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: November 22, 2013 (MM/DD/YY) NYSE Arca, Inc (Name of applicant)

By: [signature] (Signature) Janet McGinness, Secretary (Printed Name and Title)

Subscribed and sworn before me this 22nd day of November (Month), 2013 (Year) by Pier Tisdel (Notary Public)

My Commission expires ______ County of ______ S tate of ______

PIER TISDEL Notary Public - Kings County No. [illegible] Qualified in Kings County Certificate Filed in New York County My Commission Expires September 7, 2016

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



Janet L. McGinness
Executive Vice President and
Corporate Secretary
Legal and Government Affairs

20 Broad Street
New York, New York 10005
t 1 212.656.2039 | f 1 212.656.8101
jmcginness@nyx.com

November 22, 2013

VIA OVERNIGHT COURIER

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 26 2013
DIVISION OF TRADING & MARKETS

SEC
Mail Processing
Section
NOV 25 2013
Washington DC
404

Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: NYSE MKT LLC – Amendments to Form 1

Enclosed are an original and two copies of the 2013 amendment to NYSE MKT LLC's Form 1 application pursuant to Rule 6a-2 under the Securities Exchange Act of 1934.

If you have further questions, please do not hesitate to contact me.

Sincerely,

Janet McGinness

Enclosure

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

NYSE MKT LLC

NOVEMBER 22, 2013

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

NOVEMBER 2013

EXHIBIT C

Information in respect of each subsidiary or affiliate of NYSE Arca, Inc., affected by the indirect acquisition of the Applicant by ICE Group, including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

NOVEMBER 2013

EXHIBIT F

No information in Exhibit F was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group

EXHIBIT G

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

NOVEMBER 2013

EXHIBIT G

No information in Exhibit G was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

NOVEMBER 2013

EXHIBIT H

No information in Exhibit H was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

NOVEMBER 2013

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions:

Directors:
Thomas Farley
Kurt Eckert
Steven Juno
Joseph Kinahan
Frederic Salerno
Robert Scott
Jeffrey Sprecher
Vincent Tese

Officers:
Thomas Farley (Chief Executive Officer)
Amy Farnstrom (Vice President)
Patrick Boyle (Treasurer)
Peter Lallos (Assistant Treasurer)
Janet McGinness (Secretary)
Martha Redding (Assistant Secretary)
Mary Brienza (Chief Regulatory Officer)

Nominating Committee
Donald Brookshire
Albert Chang
John Fitzpatrick
Peter Goddard
Ann Grady
Rory O'Kane

Ethics and Business Conduct Committee:
Donald Brookshire
Ann Grady
Patrick Hickey
Matthew Abraham
Rupert McConnell
Alan Thompson
Danon Robinson

Advisory Committee:
Michael Felty
Patrick Hickey

EXHIBIT K

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

NOVEMBER 2013

EXHIBIT K

No information in Exhibit K was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group

EXHIBIT M

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE ARCA, INC.

NOVEMBER 2013

EXHIBIT M

No information in Exhibit M was rendered inaccurate or incomplete by the indirect acquisition of the Applicant by ICE Group